UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2008
Commission File Number 0-18927
TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
(full title of plan)
TANDY BRANDS ACCESSORIES, INC.
690 East Lamar Boulevard, Suite 200
Arlington, Texas 76011
(name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

NOTE: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee and Participants of the
Tandy Brands Accessories, Inc. Employees Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Tandy Brands Accessories, Inc. Employees Investment Plan as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tandy Brands Accessories, Inc. Employees Investment Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i — schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Whitley Penn LLP
Fort Worth, Texas
June 10, 2009

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2008	2007
Assets
Investments, at fair value:
Registered investment companies	$6,463,908	$12,196,067
Collective trust funds	2,528,181	1,884,638
Tandy Brands Accessories, Inc. common stock	472,191	3,741,264
Participant loans	24,570	27,512

Total investments	9,488,850	17,849,481
Receivables:
Participants’ contributions	21,606	27,988
Company contributions	15,858	30,877
Brokers	—	16,260
Dividends	—	15,417

Total receivables	37,464	90,542
Cash and cash equivalents	4,953	—

Total Assets	9,531,267	17,940,023

Liabilities
Excess contributions payable	71,658	135,176
Accounts payable	4,956	16,262

Total Liabilities	76,614	151,438

Net Assets Available For Benefits At Fair Value	9,454,653	17,788,585

Fully benefit-responsive contract adjustment	101,709	—

Net Assets Available For Benefits	$9,556,362	$17,788,585

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2008	2007
Additions
Contributions:
Participants	$766,304	$955,889
Company	568,159	699,565
Rollover	130,996	1,725
Dividends and interest	289,970	1,294,692

Total Additions	1,755,429	2,951,871

Deductions
Benefits paid to participants	2,552,014	3,073,389
Contribution refunds	79,226	135,357
Participants’ loans deemed distributed	9,310	8,939
Net depreciation in value of investments	7,347,102	912,826

Total Deductions	9,987,652	4,130,511

Net Deductions	(8,232,223)	(1,178,640)

Net Assets Available For Benefits
Beginning of year	17,788,585	18,967,225

End of year	$9,556,362	$17,788,585

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Plan Description
General
The following description of the Tandy Brands Accessories, Inc. Employees Investment Plan (the “Plan”) sponsored by Tandy Brands Accessories, Inc. (the “Company”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan was initially effective January 1, 1991, amended and restated effective July 1, 2000, and subsequently amended on August 14, 2001, June 4, 2002, June 10, 2003, December 22, 2003, January 1, 2005, October 24, 2005, January 31, 2007, and December 31, 2008. The most recent amendment, which is effective January 1, 2009, is described under the caption “2008 Plan Amendment” and its provisions are not otherwise included in this Plan Description.
The Plan is a defined contribution plan covering substantially all employees of the Company who have completed one year of service with a minimum of 1,000 hours worked. The Plan is subject to Titles I and II of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) relating to the protection of employee benefit rights, but is not subject to Title IV relating to plan termination insurance. The Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”).
Contributions
A participant may contribute from 1% to 25% of their annual compensation for the Plan year, excluding amounts for the portion of the Plan year prior to becoming eligible to participate in the Plan. Annual compensation is the participant’s total remuneration reported on the federal income tax withholding statement, excluding Company contributions to the Stock Purchase Program and amounts realized from the Company’s stock options, plus amounts not includable in gross income pursuant to Sections 125, 132(f)(4), 457, and 402(g)(3) of the Code, subject to the maximum earnings limitation as adjusted by the United States Secretary of the Treasury under Section 415(d) of the Code. Contributions by a highly-compensated employee may be limited or refunded if the Plan does not meet certain of the Code’s discrimination tests.
Employees not opting out of participation in the Plan are treated as if they had elected to contribute 1% of their compensation to the Plan. Qualified cash distributions from other plans may be rolled over into the Plan without regard to an employee’s eligibility to participate in the Plan.
The Company contributes for each participant 100% of the participant’s contributions to the Plan up to a maximum of 5% of the participant’s annual compensation. The Company’s board of directors may change the matching percentage at any time.
Generally contributions to the Plan and earnings thereon are not subject to federal income tax until withdrawn from the Plan by the participant.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and the earnings thereon. Participants may allocate contributions and their account balances among those investments designated by the Administrative Committee. The daily valuation method is used to value participants’ accounts.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Plan Description (continued)
The benefit to which a participant, or designated beneficiary, is entitled is the benefit that can be provided from the participant’s vested account. All or any part of vested account balances may be withdrawn by participants still employed by the Company on attaining age 59 1/2. Upon retirement after age 65, termination of employment, death, or disability as determined by the Administrative Committee, those with vested account balances greater than $1,000 may elect (a) lump sum payments in cash or, where applicable, Company stock, or a combination thereof, or (b) payment in monthly installments over a designated period not exceeding ten years or, if shorter, the participant’s life expectancy or joint life expectancy of the participant and the designated beneficiary subject to specified minimum distribution requirements. Vested account balances of $1,000 or less are distributed in a lump sum. Payments may be rolled over directly to another eligible retirement plan.
To relieve a financial hardship, a participant may borrow from their account a minimum of $1,000 up to a maximum amount equal to the lesser of (a) 50% of their vested account balance or (b) $50,000 reduced by the amount by which the highest loan balance from the Plan in the preceding one-year period exceeded any outstanding loan balance at the time of the new loan. A participant may only have one outstanding loan at any time. Loans are secured by the participant’s account balance, bear a reasonable rate of interest, and require repayment within five years (10 years for loans to purchase the participant’s principal residence). Loans are repayable by payroll deduction or, if the participant is on an authorized leave of absence, by check.
Hardship withdrawals of specified amounts may be made in the event of a participant’s immediate and heavy financial need for which funds are not reasonably available from other resources as specified in the Plan and determined by the Administrative Committee. Under specified conditions, an alternate payee may receive a distribution from a participant’s account in compliance with a qualified domestic relations order.
Vesting
Participants are immediately vested in their contributions and the earnings thereon. Upon attaining age 65, or in the event of disability or death, a participant becomes 100% vested in the Company’s matching contributions and the earnings thereon; otherwise, vesting is based on years of completed service: one but less than two years - 33%; two but less than three years - 67%; three years or more - 100%.
Forfeitures
Forfeited balances of terminated participants’ nonvested accounts and Company contributions matching refunded excess participant contributions are used to (a) restore Company matching contributions to accounts of previously terminated participants who are re-employed by the Company prior to incurring a five-year break in service and who are eligible for such restoration under the terms of the Plan and (b) reduce future Company matching contributions.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Plan Description (continued)
2008 Plan Amendment
Plan provisions changed by the amendment which is effective January 1, 2009 include:
•	Generally employees become eligible to participate in the Plan the first day of the calendar month following completion of 30 days of service with elective contributions commencing with the first payroll period following election to participate. The one-year of service and 1,000 hour minimum hours worked eligibility requirements will no longer apply.
•	Participants age 50 or more during the Plan year may make catch-up contributions exceeding the maximum annual elective deferral limitation in Section 402(g) of the Code up to the amount permitted under Section 414(v) of the Code.
•	Contributions by a highly-compensated employee age 50 or more which might otherwise be refunded if the Plan does not meet certain of the Code’s discrimination tests will be recharacterized as catch-up contributions to the extent they do not exceed the annual catch-up contribution limitation in Section 414(v) of the Code.
Plan Amendment or Termination
The Company may amend or terminate the Plan at any time, but no such action shall cause the Plan’s assets to be used for, or diverted to, any purpose other than the exclusive benefit of participants, nor shall any amendment have the effect of reducing a participant’s accrued benefit without the permission of the United States Secretary of Labor. Participants become 100% vested in Company contributions and earnings thereon upon termination of the Plan or discontinuance, other than a temporary suspension, of Company matching contributions.
Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Reclassification of the 2007 statement of net assets available for benefits to conform to the 2008 presentation did not change the amounts of total assets and net assets available for benefits.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.
Contributions
Participant and Company contributions are accrued in the period in which they are deducted from participants’ pay. Rollover contributions are recorded when received. Approximately $5,300 of forfeited Company matching contributions was available at December 31, 2008 to reduce future Company contributions.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Summary of Significant Accounting Policies (continued)
Investments
Effective January 1, 2008, the Plan adopted the disclosure requirements of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance for carrying instruments at fair value.
The fair values of the Plan’s SFAS 157 Level 1 assets are measured by their quoted prices in active markets. Fair value measurement bases of the Plan’s SFAS 157 Level 2 assets include:
•	Registered investment companies — Quoted prices in active markets for similar assets and information provided by the manager of unitized investment accounts.
•	Collective trust funds — The values reported by the Plan’s third-party trustee, audited financial statements of the funds, and transaction prices before and after the Plan’s year end.
•	Participant loans — The unpaid principal balances which equal their exit values when collected or by deemed distributions if they are not repaid.

	2008		2007
	Level 1	Level 2	Level 1	Level 2
Registered investment companies	$5,615,173	$848,735	$11,411,942	$784,125
Collective trust funds	—	2,528,181	—	1,884,638
Tandy Brands Accessories, Inc. common stock	472,191	—	3,741,264	—
Participant loans	—	24,570	—	27,512

	$6,087,364	$3,401,486	$15,153,206	$2,696,275

The Plan’s investments are subject to market or credit risks customarily associated with debt and equity investments.
Net assets available for benefits at fair value are adjusted for the differences between the fair values and contract values of the fully benefit-responsive investment contracts held by the Comerica Stable Value Fund which provide book value protection for transfers within and withdrawals from the Plan. At December 31, 2007, contract values approximated fair values.
Investment transactions are recorded on a trade-date basis with realized and unrealized gains and losses being a component of the net appreciation and depreciation in the value of investments. Dividend income is recognized on the ex-dividend date and interest income is recognized on the accrual basis.
Investment appreciation (depreciation):

	2008	2007
Registered investment companies	$(4,337,410)	$(256,660)
Tandy Brands Accessories, Inc. common stock	(2,992,047)	(757,789)
Collective trust funds	(17,645)	101,623

	$(7,347,102)	$(912,826)

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Summary of Significant Accounting Policies (continued)
Investments greater than 5% of net assets available for benefits at fair value at December 31:

	2008	2007
Comerica Stable Value Fund	$2,296,317	$1,884,629
Janus Growth And Income Fund	743,379	1,796,311
Van Kampen Comstock Fund — Class A	704,476	1,493,175
Van Kampen Equity And Income Fund — Class A	673,573	1,040,389
William Blair International Growth Fund — Class N	636,713	1,818,116
William Blair Growth Fund — Class N	620,329	1,354,243
Federated Capital Appreciation Fund — Class A	479,193
Tandy Brands Accessories, Inc. Common Stock		3,741,264
Fidelity Advisor Mid Cap Fund — Class T		1,174,131
Benefit Payments
Disbursements for benefits are recorded when paid.
Benefits Payable
At December 31, 2008 and 2007 there were no amounts due to participants who had elected to withdraw from the Plan and requested payment of benefits, but which had not yet been paid.
Plan Administration
The Plan is administered by the Company’s Administrative Committee. A third-party trustee holds and manages the Plan’s assets. Administrative expenses are paid by the Company.
Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated January 21, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter; however, the Administrative Committee believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes the Plan was qualified and the related trust was tax-exempt as of December 31, 2008.
Form 5500 Reconciliation
The following reconciles the financial statement net assets available for benefits to the Internal Revenue Service Schedule H (Form 5500) net assets at December 31.

	2008	2007
Financial statement net assets available for benefits	$9,556,362	$17,788,585
Fully benefit-responsive contract adjustment	(101,709)	—

Schedule H (Form 5500) net assets	$9,454,653	$17,788,585

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008
EIN: 75-2349915 Plan: 001

				(e) Current
(a)	(b) Identity of Issue or Borrower	(c) Description of Investment	(d) Cost	Value
*	Comerica Bank and Trust, National Association:
	Stable Value Fund	70 Basis Point Contract	**	$2,296,317
	Destination 2015 Fund	Class A Shares	**	85,290
	Destination 2025 Fund	Class A Shares	**	1,857
	Destination 2035 Fund	Class A Shares	**	139,277
	Destination 2045 Fund	Class A Shares	**	1,960
	Destination Retirement Fund	Class A Shares	**	3,480
	Janus Investment Fund	Janus Growth and Income Fund	**	743,379
	Van Kampen Comstock Fund	Class A Shares	**	704,476
	Van Kampen Equity and Income Fund	Class A Shares	**	673,573
	William Blair International Growth Fund	Class N Shares	**	636,713
	William Blair Growth Fund	Class N Shares	**	620,329
	Federated Capital Appreciation Fund	Class A Shares	**	479,193
*	Tandy Brands Accessories, Inc.	Common Stock	**	472,191
	Van Kampen Government Securities Fund	Class A Shares	**	455,503
	Fidelity Advisor Mid Cap Fund	Class T Shares	**	438,721
	Dreyfus Bond Market Index Fund	Investors Shares	**	393,232
	Neuberger & Berman Equity Funds	Genesis Fund Trust Class Shares	**	383,910
	Perkins Mid Cap Value Fund	Investor Shares	**	369,650
	Munder Index 500 Fund	Class K Shares	**	367,894
	Fidelity Advisor Small Cap Fund	Class T Shares	**	197,335
*	Participant loans	Due 1 to 10 Years - 5% to 9.25% Interest	$-0-	24,570

*	Indicates a party-in-interest to the Plan.

**	Cost of participant-directed investments omitted.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN
June 10, 2009	/s/ N. Roderick McGeachy, III
N. Roderick McGeachy, III
Administrative Committee Member

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-38526 on Form S-8 of Tandy Brands Accessories, Inc. of our report dated June 10, 2009, with respect to the statements of net assets available for benefits of the Tandy Brands Accessories, Inc. Employees Investment Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Tandy Brands Accessories, Inc. Employees Investment Plan.
/s/ Whitley Penn LLP
Fort Worth, Texas
June 10, 2009